Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting addres [redacted]

Telephon

Fa

03032879

Our reference BB/jcd
Date 3 oktober 2003

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 21 2003
WASH, D.C. 181 SECTION

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period September 2003 and the Pricing Supplements of September/August 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 10/23

Rabobank

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·· LATEST NEWS

NET PROFIT ROSE BY 8% TO EUR 748 MILLION - RABOBANK GROUP ACHIEVED "NICE" RESULT

01-09-2003

- Private sector lending + 4%
- Funds entrusted + 4%
- Assets managed and hold in custody +4%
- Insurance premium income + 25%
- Lease Portfolio + 4%
- Income + 3%
- Operating result + 7%

H. (Bert) Heemskerk), chairman of the Executive Board: 'We achieved a nice result for the first half of 2003, something we can be satisfied with. We realised an increase in income under difficult market conditions. We also kept costs under control, which creates confidence for the future in which we will continue a tight control of costs.'

Outlook for 2003
Heemskerk is optimistic about the outlook for 2003: 'In the current uncertain economic conditions, it is difficult to make a firm statement about the expected profit for the whole of 2003. Nevertheless we expect a clear increase in operating profit. Given current stock market levels, and barring unforeseen circumstances, we also expect a clear growth in net profit.'

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Press Relation
PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.r

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LATEST NEWS

SUSTAINABILITY RATING SAM - RABOBANK FIRST IN EUROPEAN BANKING SECTOR

05-09-2003

According to an appraisal from the Swiss based rating agency Sustainable Asset Management Group (SAM), the Rabobank Group is among the international banking leaders in the area of sustainability.

The Rabobank Group achieved the highest score in the European banking sector and worldwide achieved second place. The Rabobank Group scored 74 percent, a 10% improvement on the first appraisal that was conducted in 2001. The previous appraisal also placed the Rabobank Group among the leaders. The rating can be compared to the scores of the 32 largest banks from the Dow Jones Global Index that have had their sustainability assessed by SAM. Of these banks, Westpac Banking Corp was the only other bank, with a score of 79%, to score higher.

The rating that SAM awards to banks is expressed in terms of Corporate Sustainability Performance. This score consists of a company's results in the economic, environmental and social fields. The Rabobank Group achieved a score of more than 70% in all three areas. SAM does not examine a company's activities in the social and environmental fields in themselves, but rather assesses the significance of these activities vis-à-vis the long-term continuity and value of the company.

The high Corporate Sustainability Performance rating sends a strong signal to clients and investors that the bank effectively addresses social and environmental developments. More and more clients and investors attach a great deal of importance to this. The Rabobank organisation recognises the importance of a strategy in the area of sustainability. According to Hans ten Cate, Member of the Executive Board of the Rabobank Group, "Our sustainable activities must strengthen the Rabobank Group's role as a broad financial services provider. Only then can we speak about creating added value for our customers. By undertaking innovative sustainable products and services, we will further strengthen our market leadership in this area in the years ahead. We will continue to work together to achieve this aim."

SAM will publish the background information relating to the rating on 19 September 2003 and it will then be made available on www.rabobank.com.

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PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.r

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LATEST NEWS

RABOBANK GROUP TO ACQUIRE LEND LEASE AGRI-BUSINESS

16-09-2003

RABOBANK EXPANDS ITS U.S. AGRI-BUSINESS FINANCE CAPABILITIES

New York, New York -
Utrecht, the Netherlands

Rabobank International, the corporate and investment banking arm of the Netherlands-based Rabobank Group, announced today that it has entered into an agreement to acquire Lend Lease Agri-Business, a subsidiary of Lend Lease Real Estate Investments and part of the Australia-based Lend Lease Group (ASX: LLC). Lend Lease Agri-Business provides agricultural producers with creative solutions to their long-term real estate financing needs.

Under the terms of the agreement, Rabobank would purchase 100% of the shares of Lend Lease Agri-Business in an all cash transaction for a price equivalent to book value of approximately US$45 million.

The acquisition of Lend Lease Agri-Business is expected to close on September 30, 2003. Upon the closing of the deal, Lend Lease Agri-Business will be renamed "Rabo Agrifinance."
Headquartered nationally in St. Louis, MO, Lend Lease Agri-Business operates regional offices in St. Louis, MO and Stockton, CA, and serves agricultural markets throughout the U.S. with the assistance of local agri-business finance managers. Lend Lease Agri-Business originates farm loans, sells these loans to institutional investors and manages the loans on the investors' behalf for a fee. The company has $2.6 billion in loans under management and 80 employees.

The acquisition of Lend Lease Agri-Business follows Rabobank's strategy of exporting its core competencies in retail banking and agricultural lending from its home market (The Netherlands) to the most promising agricultural markets around the world. This acquisition provides a strong nationwide operating platform that builds on the footprint established in California with the acquisition of VIB Corp in 2002. It enables the company to increase its access to U.S. agricultural markets and further develop its U.S. retail banking business. With its network of agri-business finance managers, Lend Lease Agri-Business shares Rabobank's focus on providing customer value through in-depth industry and local

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PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.r

agricultural areas, the Lend Lease Agri-Business acquisition will allow us to significantly grow our agricultural loan business across the U.S."

"We look forward to becoming part of the Rabobank Group," said Rick Henderson, President and COO of Lend Lease Agri-Business. "Moody's and Standard & Poor's have given Rabobank the highest credit rating for more than 15 years, making it among the most financially sound institutions in the world. Their vast resources and financial stability will allow us to significantly enhance our business as well as the products and services we offer to customers. For 90 years, we have combined solid growth with outstanding customer service for the agricultural community. With Rabobank's commitment to agri-business, they are the best partner to help us leverage our resources and continue expanding our range of products and services to meet the evolving needs of our customers."

Rabobank in the US
The Rabobank Group's U.S. operations, Rabobank International USA (http://www.rabobank.com/), offer corporate and investment banking services, primarily in the food and agriculture industry, through offices in New York, Atlanta, Chicago, Dallas and San Francisco. Through Valley Independent Bank (http://www.vibank.com), Rabobank offers retail banking services in California. DLL USA, another U.S. member of the Rabobank Group, (http://www.delagelanden.com/) offers leasing and vendor financing, and Robeco (http://www.robeco.com/) offers a wide range of investment and advisory products through its subsidiaries Weiss, Peck & Greer, Harbor Capital and Sage Capital.

About Lend Lease Agri-Business
Lend Lease Agri-Business (http://www.lendleaseag.com) is a subsidiary of Lend Lease Real Estate Investments, one of the world's largest real estate investment managers and a leading real estate advisor to pension funds.

Both are part of the Australia based Lend Lease Group. Lend Lease (ASX: LLC) is a leading global real estate group providing a full range of project management, construction, development, capital structuring, consulting and real estate investment management services.

Listed on the Australian Stock Exchange, the Lend Lease Group operates in over 40 countries on six continents, with a significant presence in Australia, Asia, Europe and the United States.

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LATEST NEWS

EUREKO AND RABOBANK START EXPLORATORY DISCUSSION

17-09-2003

The Eureko Group (which includes Achmea NV in the Netherlands) and the Rabobank Group have announced today that they have begun exploratory discussions to develop some form of co-operation.

The intention is to conclude these talks before the end of the year.

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PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
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LATEST NEWS

RABO PRIVATE EQUITY ACQUIRES STAKE IN SUPPLAIR BV

22-09-2003

Rabo Private Equity has acquired a 23% minority stake in Supplair based in Amsterdam in order to support Supplair's growth strategy. Supplair is active in the global in-flight food market and provides complete supply chain management for the in-flight food service industry from vendor to airline in Europe and the U.S. In addition, the company creates food concept development and realizes warehousing & distribution by means of dedicated partnerships.

The strength of Supplair is the unique, strong, highly innovative and proven business concept and a dedicated, experienced management team in the field of in-flight food service supply. Supplair's supply chain management, creative concept development and warehousing & distribution perfectly meet airlines' demands for cost savings and increased passenger service levels. This is evidenced by the fact that the in-flight food service company, managed to sign up several of the world's largest airlines to their supply chain management services and/or food and beverage concepts.

Philippe Herman and Jaap Roukens, founders of Supplair, are in charge of the daily management of the company.

Rabo Private Equity is a subsidiary of triple A rated Rabobank and invests in Dutch companies with a proven track record. Its invested capital amounts to about 120 million Euro.

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CONTACT INF(

Press Relation
PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.r

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Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 793A TRANCHE NO: 1
EUR122,500,000 Fixed Rate to Equity Linked Bonds due 8 August 2013

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 August 2003.

This Pricing Supplement, under which the Bonds described herein (the "Bonds") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "Offering Circular") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT THE RETURN OF INTEREST THEREON IS LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by a third party entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) That the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) That (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) That the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depositary, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) That the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that, in the event of any loss of principal, neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) That the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) That no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) That in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the

Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

The Issuer and the Calculation Agent will not be liable for the poor performance or default of any additional basket constituents or the impact on the return of the Bonds where the Issuer and the Calculation Agent have acted in good faith and without negligence or wilful default.

1		Issuer:	Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	793A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euros ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR122,500,000
	(ii)	Tranche:	EUR122,500,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR122,500,000
6	Specified Denominations:		EUR10,000
7	Issue Date:		8 August 2003
8	Maturity Date:		8 August 2013
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Fixed Rate to Index linked to a Basket of Shares (see further particulars in clause 20 below and the Annex attached hereto)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Bonds:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**		Applicable, from and including 8 August 2003 to but excluding 8 August 2005
	(i)	Rate of Interest:	5.50 per cent, per annum payable annually

	(ii)	Interest Payment Dates:	8 August 2004 and 8 August 2005
	(iii)	Fixed Coupon Amounts:	EUR550 per EUR10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Modified Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amounts payable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Bond Provisions**		Not Applicable
20	**Index Linked Interest Bond Provisions**		Applicable, from and including 8 August 2005 to but excluding the Maturity Date
	i)	Index/Formula:	Indexed to a Basket of Shares as further described in the Annex attached hereto
	ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas
	iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	As described in the Annex attached hereto
	iv)	Specified Period(s)/Specified Interest Payment Dates:	8 August in each year, from and including 8 August 2006 to ad including 8 August 2013
	v)	Business Day Convention:	Modified Following Business Day Convention, but without adjustment to the amount of interest payable
	vi)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	vii)	Minimum Rate of Interest:	Not Applicable
	viii)	Maximum Rate of Interest:	Not Applicable
	ix)	Day Count Fraction (Condition1(a)):	30/360
21	**Dual Currency Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount**	Nominal Amount
25		**Early Redemption Amount**	Applicable
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In the event of the Bonds becoming due and payable for taxation reasons or on event of default (of the Issuer, as per Condition 7c) or Condition 11) on or after the Issue Date but prior to the Maturity Date then the Early Redemption Amount in respect of the Bonds shall be such amount as shall be determined by the Calculation Agent in its absolute discretion which would have the effect of preserving for the Bondholders the economic equivalent of the obligations of the Issuer to make payments of interest and/or principal in respect of the Bonds which would otherwise have fallen due after such due date for redemption.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26		**Form of Bonds:**	**Bearer Bonds**
	(i)	Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No

29		Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30		Details relating to Instalment Bonds:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	BNP PARIBAS
36		Additional selling restrictions:	The Netherlands: 'The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with.'

OPERATIONAL INFORMATION

37	ISIN Code:	XS0173223891
38	Common Code:	017322389
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP PARIBAS as Calculation Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro • for USD1 producing a sum of (for Bonds not denominated in Euro):	Not Applicable
44	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

Indexed Bond Provisions

Index/Formula: The interest amounts payable shall determined by the Calculation Agent in its sole discretion in accordance with the following provisions:

$$\mathrm{Max}(0\%,\frac{1}{18}\times\sum_{i=1}^{18}\mathrm{Min}\left(\frac{\mathrm{Sharei(t)}}{\mathrm{Sharei(0)}}-1\ ;\ 10\%\right)$$

Share i(0) means the official Closing Price of Share_i on 25 July 2003 (as defined in the table below)

Share i(t) is the official Closing Price of the Share_i on the Valuation Date(t) ; **provided however that if such Closing Price on the corresponding or any preceding Anniversary Date(t) has been greater than or equal to 110% of Sharei(0) then Sharei(t) will be deemed to be 110% of Sharei(0).**

Definitions:

"Anniversary Date(t)" means 25 July in each year, from and including 25 July 2004 to and including 25 July 2013;

"Calculation Agent" means BNP Paribas Arbitrage SNC;

"Closing Price" means in relation to each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent, provided that if such price of the Share is not so quoted on that day (other than by reason of a Market Disruption Event), then the Closing Price shall be equal to an estimate of the closing price of the Share on such date as determined by the Calculation Agent, in its sole discretion, by reference to such factors and source(s) as it shall determine to be appropriate;

"Exchange" means in relation to each Share, the Stock Exchange identified as such in Table 1 below, or any successor to such exchange or, if such exchange ceases to list or otherwise include the Share, any other exchange on which the Shares of the Reference Company are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"Exchange Business Day" means a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange with respect to Share_i other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"Market Disruption Event" means, in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) the Share on the Exchange; or

(ii) any options contracts or futures contracts relating to the Share on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 15 of the occurrence on the Valuation Date of a Market Disruption Event.

"Reference Company" means each company detailed as such in Table 1 below.

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to any Share are traded.

"**Share" or "Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as identified in Table 1 below (where "i" is a number from 1 to 18 as set out in Table 1).

"**Valuation Date(t)**" means 25 July in each year from and including 25 July 2006 to and including 25 July 2013, provided that if any such day is not an Exchange Business Day with respect to any Share, such Valuation Date in respect of such Share only will be the first succeeding day which is an Exchange Business Day with respect to such Share$_i$ and further provided that there is no Market Disruption Event on that day. If the Calculation Agent determines, in its sole discretion, that on such Valuation Date a Market Disruption Event has occurred, then such Valuation Date shall be postponed until the next Exchange Business Day with respect to the affected Share$_i$ or Shares only on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if such Valuation Date has not occurred on or prior to the fifth Exchange Business Day following the originally designated Valuation Date, then the Calculation Agent shall determine the Closing Price in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day.

For the avoidance of doubt, the Valuation Date will only be postponed as described above in respect of the Share or Shares to which the non-Exchange Business Day or Market Disruption Event is applicable and the Valuation Date for Shares not affected in this way will be the originally designated Valuation Date.

Table 1

Reference Company	Bloomberg Code	Country of Reference Company	Sharei(0) (25 July 2003)	Relevant Exchange
1. Daimler Chrysler	DCX GY	Germany	31.39	Xetra
2. ING	INGA NA	Netherlands	16.95	Amsterdam
3. Anglo American	AAL LN	Britain	1069.50	London
4. Schneider	SU FP	France	45.40	Paris
5. Saint Gobain	SGO FP	France	33.10	Paris
6. Hennes & Mauritz	HMB SS	Sweden	178.50	Stockholm
7. Philips	PHIA NA	Netherlands	17.92	Amsterdam
8. Nestle	NESN VX	Switzerland	273.50	Virt-x
9. BASF	BAS GY	Germany	40.39	Xetra
10. EON	EOA GY	Germany	45.95	Xetra
11. HSBC	HSBA LN	Britain	747.50	London
12. Nokia	NOK1V FH	Finland	13.02	Helsinki
13. Carrefour	CA FP	France	41.05	Paris
14. Glaxosmithkline	GSK LN	Britain	1215.00	London
15. Vivendi Universal	EX FP	France	15.90	Paris
16. Vodafone	VOD LN	Britain	118.75	London
17. BP Group	BP LN	Britain	416.00	London
18. Fortis Netherlands	FORA NA	Netherlands	15.35	Amsterdam

Potential Adjustment Event, Merger Event, Nationalisation and Insolvency
"**Potential Adjustment Event**" means in relation to each Share any of the following:

(i) a subdivision, consolidation or reclassification of Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Following the declaration by a Reference Company of the terms of any Potential Adjustment Event, the Calculation Agent will, in its sole and absolute discretion, determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) calculate the corresponding adjustment, if any, to be made to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 15, stating the adjustment to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

Insolvency" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) all the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of the Shares become legally prohibited from transferring them.

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares.

"**Merger Event**" means any (i) reclassification or change of any of the Shares that results in a transfer of or an irrevocable commitment to transfer all the outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the



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NET PROFIT ROSE BY 8% TO EUR 748 MILLION - RABOBANK GROUP ACHIEVED "NICE" RESULT

01-09-2003

- Private sector lending + 4%
- Funds entrusted + 4%
- Assets managed and hold in custody +4%
- Insurance premium income + 25%
- Lease Portfolio + 4%
- Income + 3%
- Operating result + 7%

H. (Bert) Heemskerk), chairman of the Executive Board: 'We achieved a nice result for the first half of 2003, something we can be satisfied with. We realised an increase in income under difficult market conditions. We also kept costs under control, which creates confidence for the future in which we will continue a tight control of costs.'

Outlook for 2003
Heemskerk is optimistic about the outlook for 2003: 'In the current uncertain economic conditions, it is difficult to make a firm statement about the expected profit for the whole of 2003. Nevertheless we expect a clear increase in operating profit. Given current stock market levels, and barring unforeseen circumstances, we also expect a clear growth in net profit.'

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SUSTAINABILITY RATING SAM - RABOBANK FIRST IN EUROPEAN BANKING SECTOR

05-09-2003

According to an appraisal from the Swiss based rating agency Sustainable Asset Management Group (SAM), the Rabobank Group is among the international banking leaders in the area of sustainability.

The Rabobank Group achieved the highest score in the European banking sector and worldwide achieved second place. The Rabobank Group scored 74 percent, a 10% improvement on the first appraisal that was conducted in 2001. The previous appraisal also placed the Rabobank Group among the leaders. The rating can be compared to the scores of the 32 largest banks from the Dow Jones Global Index that have had their sustainability assessed by SAM. Of these banks, Westpac Banking Corp was the only other bank, with a score of 79%, to score higher.

The rating that SAM awards to banks is expressed in terms of Corporate Sustainability Performance. This score consists of a company's results in the economic, environmental and social fields. The Rabobank Group achieved a score of more than 70% in all three areas. SAM does not examine a company's activities in the social and environmental fields in themselves, but rather assesses the significance of these activities vis-à-vis the long-term continuity and value of the company.

The high Corporate Sustainability Performance rating sends a strong signal to clients and investors that the bank effectively addresses social and environmental developments. More and more clients and investors attach a great deal of importance to this. The Rabobank organisation recognises the importance of a strategy in the area of sustainability. According to Hans ten Cate, Member of the Executive Board of the Rabobank Group, "Our sustainable activities must strengthen the Rabobank Group's role as a broad financial services provider. Only then can we speak about creating added value for our customers. By undertaking innovative sustainable products and services, we will further strengthen our market leadership in this area in the years ahead. We will continue to work together to achieve this aim."

SAM will publish the background information relating to the rating on 19 September 2003 and it will then be made available on www.rabobank.com.

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RABOBANK GROUP TO ACQUIRE LEND LEASE AGRI-BUSINESS

16-09-2003

RABOBANK EXPANDS ITS U.S. AGRI-BUSINESS FINANCE CAPABILITIES

New York, New York -
Utrecht, the Netherlands

Rabobank International, the corporate and investment banking arm of the Netherlands-based Rabobank Group, announced today that it has entered into an agreement to acquire Lend Lease Agri-Business, a subsidiary of Lend Lease Real Estate Investments and part of the Australia-based Lend Lease Group (ASX: LLC). Lend Lease Agri-Business provides agricultural producers with creative solutions to their long-term real estate financing needs.

Under the terms of the agreement, Rabobank would purchase 100% of the shares of Lend Lease Agri-Business in an all cash transaction for a price equivalent to book value of approximately US$45 million.

The acquisition of Lend Lease Agri-Business is expected to close on September 30, 2003. Upon the closing of the deal, Lend Lease Agri-Business will be renamed "Rabo Agrifinance."
Headquartered nationally in St. Louis, MO, Lend Lease Agri-Business operates regional offices in St. Louis, MO and Stockton, CA, and serves agricultural markets throughout the U.S. with the assistance of local agri-business finance managers. Lend Lease Agri-Business originates farm loans, sells these loans to institutional investors and manages the loans on the investors' behalf for a fee. The company has $2.6 billion in loans under management and 80 employees.

The acquisition of Lend Lease Agri-Business follows Rabobank's strategy of exporting its core competencies in retail banking and agricultural lending from its home market (The Netherlands) to the most promising agricultural markets around the world. This acquisition provides a strong nationwide operating platform that builds on the footprint established in California with the acquisition of VIB Corp in 2002. It enables the company to increase its access to U.S. agricultural markets and further develop its U.S. retail banking business. With its network of agri-business finance managers, Lend Lease Agri-Business shares Rabobank's focus on providing customer value through in-depth industry and local

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EUREKO AND RABOBANK START EXPLORATORY DISCUSSION

17-09-2003

The Eureko Group (which includes Achmea NV in the Netherlands) and the Rabobank Group have announced today that they have begun exploratory discussions to develop some form of co-operation.

The intention is to conclude these talks before the end of the year.

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RABO PRIVATE EQUITY ACQUIRES STAKE IN SUPPLAIR BV

22-09-2003

Rabo Private Equity has acquired a 23% minority stake in Supplair based in Amsterdam in order to support Supplair's growth strategy. Supplair is active in the global in-flight food market and provides complete supply chain management for the in-flight food service industry from vendor to airline in Europe and the U.S. In addition, the company creates food concept development and realizes warehousing & distribution by means of dedicated partnerships.

The strength of Supplair is the unique, strong, highly innovative and proven business concept and a dedicated, experienced management team in the field of in-flight food service supply. Supplair's supply chain management, creative concept development and warehousing & distribution perfectly meet airlines' demands for cost savings and increased passenger service levels. This is evidenced by the fact that the in-flight food service company, managed to sign up several of the world's largest airlines to their supply chain management services and/or food and beverage concepts.

Philippe Herman and Jaap Roukens, founders of Supplair, are in charge of the daily management of the company.

Rabo Private Equity is a subsidiary of triple A rated Rabobank and invests in Dutch companies with a proven track record. Its invested capital amounts to about 120 million Euro.

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Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 860A
TRANCHE NO: 1
USD50,000,000 Callable Fixed Rate Notes due 2007

Issue Price: 100.00 per cent.

Tokyo-Mitsubishi International plc

The date of this Pricing Supplement is 25 September, 2003.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 855A

TRANCHE NO: 1

USD 20,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 23 September 2003

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabobank Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 848A
TRANCHE NO: 1

USD22,500,000 Floating Rate Notes due 2008

Issue Price: 100.00 per cent.

LEHMAN BROTHERS

The date of this Pricing Supplement is 18 September 2003.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 716A
TRANCHE NO: 3

HUF 3,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006

(to be consolidated and form a single series with the existing HUF 10,000,000,000 5.25 per cent. Notes 2003
due 6 June 2006 issued on 6 June 2003 and on 21 August 2003)

TD Securities

Rabobank International

Deutsche Bank

KBC International Group

The date of this Pricing Supplement is 2 September 2003

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 639A
TRANCHE NO: 2

USD 100,000,000 2.125 per cent. Notes 2003 due 2006 to be consolidated, and form a single series with the USD 300,000,000 2.125 per cent. Notes 2003 due 2006

Issue Price: 100.032 per cent.

UBS Investment Bank

The date of this Pricing Supplement is 2 September 2003

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 839A

TRANCHE NO: 1
USD 28,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 29 August 2003

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 840A
TRANCHE NO: 1
USD 10,000,000 Fixed Rate Step-Up Notes due 2010

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 29 August 2003

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 837A

TRANCHE NO: 1

USD 40,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 27 August 2003

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 838A TRANCHE NO: 1

EUR 10,000,000 Periodically Capped Floating Rate Notes due 29 August, 2008

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 27 August, 2003

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 793A TRANCHE NO: 1
EUR122,500,000 Fixed Rate to Equity Linked Bonds due 8 August 2013

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 August 2003.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 794A TRANCHE NO: 1
EUR20,000,000 Fixed Rate to Equity Linked Bonds due 8 August 2013

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 August 2003.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 793A TRANCHE NO: 1
EUR122,500,000 Fixed Rate to Equity Linked Bonds due 8 August 2013

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 August 2003.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 860A
TRANCHE NO: 1
USD50,000,000 Callable Fixed Rate Notes due 2007

Issue Price: 100.00 per cent.

Tokyo-Mitsubishi International plc

The date of this Pricing Supplement is 25 September, 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc., guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in paragraph 36 of this Pricing supplement.

In July 2003 Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire FGH Bank for Euro 415,000,000. FGH Bank is a real estate bank which is specialised in commercial real estate finacing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December, 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Market.

1	Issuer:	Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	860A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("**USD**")
4	Aggregate Nominal Amount:	
	(i) Series:	USD50,000,000
	(ii) Tranche:	USD50,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	USD1,000
7	(i) Issue Date:	25 September, 2003
	(ii) Interest Commencement Date:	24 October, 2003
8	Maturity Date:	23 October, 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Application will be made to list the Notes on the Luxembourg Stock Exchange on 24 October, 2003
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	See provision 17(vii) below.

(ii)	Interest Payment Date(s):	23 April and 23 October in each year, from and including 23 April, 2004 to and including 23 October, 2007.
(iii)	Fixed Coupon Amount:	See provision 17(vii) below.
(iv)	Broken Amount:	See provision 17(vii) below.
(v)	Day Count Fraction (Condition 1(a)):	30/360
(vi)	Determination Date(s) (Condition 1(a)):	1st or 2nd October, 2003, as determined by the Calculation Agent.
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest and the Fixed Coupon Amount per Specified Denomination (expressed as an amount in USD) payable on each Interest Payment Date shall be determined by the Calculation Agent on the Determination Date. The Calculation Agent shall inform the Fiscal Agent of the Rate of Interest and the Fixed Coupon Amount no later than two London and New York Business Days after the Determination Date. The Following Business Day Convention shall be applied on an unadjusted basis.

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	23 October, 2003 For the avoidance of doubt, the Issuer shall exercise this Call Option on the Optional Redemption Date only if the Calculation Agent is unable to determine the Rate of Interest as set out in provision 17(vii). Also, for the avoidance of doubt, the Issuer shall no longer be entitled to exercise this Call Option once the Rate of Interest is determined by the Calculation Agent on the Determination Date.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount

	(iii)	If redeemable in part:	Not Applicable
		(a) Minimum nominal amount to be redeemed:	
		(b) Maximum nominal amount to be redeemed:	
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than two London and New York Business Days' notice prior to the Optional Redemption Date to the Fiscal Agent, and in accordance with Condition 15 (modified as mentioned in paragraph 33 below), to the Noteholders
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York in accordance with Condition 8(h)

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	None
35	If non-syndicated, name of Dealer:		Tokyo-Mitsubishi International plc
36	Additional selling restrictions:		The Netherlands Global: The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0177261533
38	Common Code:	17726153

39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery free of payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank Nederland)

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.883436, producing a sum of (for Notes not denominated in Euro):	EUR 44,171,800
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	25 September, 2003
46	Date of Base Offering Circular:	27 September, 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 855A

TRANCHE NO: 1

USD 20,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 23 September 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of the Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	855A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		25 September 2003
8	Maturity Date:		The earlier of the Early Redemption Date (as defined in item 33 below) and 25 September 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		See item 20 below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 20 below
13	Put/Call Options:		Not Applicable (subject to item 33 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	9.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 25 September 2004.

In respect of each Interest Period (which, for purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 25 September 2004 to but excluding the Maturity Date, the Rate of Interest applicable to the Notes payable semi-annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula:

10.50 per cent. – (2 x USD LIBOR)

Provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in item 33 below) has occurred

where:

"**USD LIBOR**" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the relevant Interest Determination Date.

If such rate does not appear on the Moneyline Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at the time and day designated above in respect of the relevant Interest Period, the Determination Agent shall determine the rate by requesting the principal London office of each of four major banks in the London Interbank market to provide a quotation for the rate at which deposits in USD were offered to prime banks in the London Interbank market for a period of six months at approximately 11:00 a.m. London time on the relevant Interest Determination Date in an amount that is representative for a single transaction in the London Interbank market at such time

If at least two such quotations are provided, the rate shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Determination Agent, at approximately 11:00 a.m., New York time, on such day for loans in USD to leading European banks for a period of six months in an amount that is representative for a single transaction in the New York market at such time

Provided that if an Early Redemption Event (as defined in item 33 below) occurs, the amount of interest payable in respect of an Interest Period shall be limited to the Final Interest Amount

"**Determination Agent**" means Goldman Sachs Capital Markets

"**Interest Determination Date**" in respect of any Interest Period means the fifth London Business Day preceding the last day of such Interest Period

"**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Specified Period(s)/Specified Interest Payment Dates:	25 March and 25 September in each year, commencing on 25 March 2004 up to and including the earlier of the Maturity Date and the Early Redemption Date (as defined in item 33 below)
(v)	Business Day Convention:	Not Applicable
(vi)	Additional Business Centre(s) (Condition 1(a)):	London
(vii)	Minimum Rate of Interest:	0.00 per cent. per annum
(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Day Count Fraction (Condition 1(a)):	30/360
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system **Mandatory Early Redemption by Issuer** If an Early Redemption Event occurs, the Notes shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount will be limited to the Final Interest Amount, as described in item 20(i) and in this item 33)

An "**Early Redemption Event**" shall occur if, on any Interest Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 11.00 per cent. of the Aggregate Nominal Amount of the Notes

"**Early Redemption Date**" means the first Interest Payment Date following the occurrence of an Early Redemption Event

"**Early Redemption Amount**" means the nominal amount of each Note plus the Final Interest Amount

"**Final Interest Amount**" means in respect of each Note, an amount equal to 11.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods prior to the Interest Period which ends on but excluding the Early Redemption Date

The Calculation Agent shall notify the Issuer and the Issuer shall notify the Paying Agents and the Noteholders of any such Early Redemption Event two Business Days prior to the Early Redemption Date

"**Business Day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London and New York

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Issuer shall pay the Additional Interest Amount on the Maturity Date

"**Additional Interest Amount**" means in respect of each Note, an amount equal to 11.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods ending on but excluding the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Note will be an amount equal to 11.00 per cent. of the nominal amount of each Note

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0176171766
38	Common Code:	017617176
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman Sachs Capital Markets as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.917197 producing a sum of:	Euro 18,343,940
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	23 September 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabobank Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 848A
TRANCHE NO: 1

USD22,500,000 Floating Rate Notes due 2008

Issue Price: 100.00 per cent.

LEHMAN BROTHERS

The date of this Pricing Supplement is 18 September 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Robobank Ireland plc by Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

In addition to the selling restrictions contained in the Offering Circular, the Dealer represents and agrees that it has not transferred, and will not transfer, any of the Notes to any person other than a non-resident (as defined in Article 6, Paragraph 1, Item 6 of the Foreign Exchange and Foreign Trade Law of Japan) except in the case that all outstanding Notes are transferred to a single person. No disclosure has been made with respect to the Notes under the Securities and Exchange Law of Japan.

In July 2003 Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire FGH Bank for Euro 415,000,000. FGH Bank is a real estate bank which is specialised in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

1.	(i)	Issuer:	RABOBANK IRELAND plc
	(ii)	Guarantor	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	848A

	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD22,500,000
	(ii) Tranche:	USD22,500,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	USD22,500,000
6.	Specified Denominations:	USD500,000
7.	(i) Issue Date:	22 September 2003
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	22 September 2008, subject to adjustment in accordance with the Modified Following Business Day Convention
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	USD-LIBOR-BBA - 0.07 per cent. Floating Rate
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Provisions**	Applicable

(i)	Specified Period(s)/ Specified Interest Payment Dates:	Interest Payment Dates shall be 22 March and 22 September in each year from and including 22 March 2004 to and including 22 September 2008, with each such date being subject to adjustment in accordance with the Business Day Convention specified below
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(v)	Interest Period Date(s):	As specified in paragraph 18(i) above
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Lehman Brothers International (Europe)
(vii)	Screen Rate Determination (Condition 1(a)):	
	Relevant Time:	11.00 a.m. London time
	Interest Determination Date:	2 London Banking Days prior to the first day of each Interest Accrual Period "**London Banking Day**" means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London
	Primary Source for Floating Rate:	Telerate Page 3750
	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	Relevant Financial Centre:	London
	Benchmark:	USD-LIBOR-BBA
	Representative Amount:	Not Applicable
	Effective Date:	Not Applicable

		Specified Duration:	6 months
	(viii)	ISDA Determination (Condition 1(a)):	
		Floating Rate Option:	Not Applicable
		Designated Maturity:	Not Applicable
		Reset Date:	Not Applicable
		ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(ix)	Margin(s):	- 0.07 per cent. per annum
	(x)	Minimum Rate of Interest:	zero
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19.	**Zero Coupon Note Provisions**		Not Applicable
20.	**Index Linked Interest Note Provisions**		Not Applicable
21.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Nominal amount
25.	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if	

	any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
35.	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
36.	Additional selling restrictions:	In addition to the selling restrictions contained in the Offering Circular, the Dealer represents and agrees that it has not transferred, and will not transfer, any of the Notes to any person other than a non-resident (as defined in Article 6, Paragraph 1, Item 6 of the Foreign Exchange and Foreign Trade Law of Japan) except in the case that all outstanding Notes are transferred to a single person. No disclosure has been made with respect to the Notes under the Securities and Exchange Law of Japan.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0176276433

38.	Common Code:	17627643
39.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	Not Applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and Banque Générale du Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.917197, producing a sum of (for Notes not denominated in Euro):	Euro 20,636,932.50
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45.	Date of Pricing Supplement:	18 September 2003
46.	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 716A
TRANCHE NO: 3

HUF 3,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006

(to be consolidated and form a single series with the existing HUF 10,000,000,000 5.25 per cent. Notes 2003
due 6 June 2006 issued on 6 June 2003 and on 21 August 2003)

TD Securities

Rabobank International

Deutsche Bank

KBC International Group

The date of this Pricing Supplement is 2 September 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Variations to the selling restrictions are set out in item 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	716A
	(ii) Tranche Number:	3
3	Specified Currency or Currencies:	Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:	
	(i) Series:	HUF 13,000,000,000
	(ii) Tranche:	HUF 3,000,000,000
5	(i) Issue Price:	95.445 per cent. of the Aggregate Nominal Amount of the Tranche plus 90 days' accrued interest in respect of the period from and including 6 June 2003 to but excluding 4 September 2003
	(ii) Net proceeds:	HUF 2,860,829,508.20 (less agreed expenses)
6	Specified Denominations:	HUF 1,000,000 and HUF 10,000,000
7	Issue Date:	4 September 2003
8	Maturity Date:	6 June 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	Not Applicable
10	Interest Basis:	5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates:	6 June in each year commencing on 6 June 2004 and ending on 6 June 2006

	(iii)	Fixed Coupon Amounts:	HUF 52,500 on each denomination of HUF 1,000,000 and HUF 525,000 on each denomination of HUF 10,000,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Dates:	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 15 October 2003 upon certification as to non-U.S. beneficial ownership

	(ii) Applicable TEFRA exemption:		D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and Budapest
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London KBC Bank NV
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.1875 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.1875 per cent. of the respective Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands**: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different states that are a party to the Agreement on the European Economic Area;

(b) 60% or more of the Notes is placed in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

Hungary: Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

OPERATIONAL INFORMATION

37	(i)	ISIN Code:	XS0169375929
	(ii)	Temporary ISIN Code:	XS0175876761
38	(i)	Common Code:	16937592
	(ii)	Temporary Common Code:	17587676
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):		Not Applicable
40	Delivery:		Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.003882, producing a sum of (for Notes not denominated in Euro):	Euro 11,646,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	2 September 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

Dated 2 September 2003

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

as Issuer

and

THE TORONTO-DOMINION BANK

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)

as Joint Lead Managers

and

DEUTSCHE BANK AG LONDON

KBC BANK NV

as Managers

SUBSCRIPTION AGREEMENT

in respect of HUF 3,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006
(to be consolidated and form a single series with the existing HUF 10,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006 issued on 6 June 2003 and on 21 August 2003)

issued under

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND PLC

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

Linklaters

Ref: 01/205/PCC/JALP/WILT

This Agreement is made on 2 September 2003 **between:**

(1) **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)** (the "**Issuer**");

(2) **THE TORONTO-DOMINION BANK** ("**TD SECURITIES**") and **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)** (together, the "**Joint Lead Managers**");

(3) **DEUTSCHE BANK AG LONDON** and **KBC BANK NV** (together, with the Joint Lead Managers, the "**Managers**").

Whereas

(A) The Issuer has in joint capacity of Guarantor and Issuer entered into an Amended and Restated Distribution Agreement dated 27 September 2001, as supplemented by the First Supplemental Distribution Agreement dated 27 September 2002 (the "**Distribution Agreement**"), with the Dealers and the Arranger named in it in respect of the Euro 50,000,000,000 Global Medium-Term Note Programme (the "**Programme**") of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, Rabobank Ireland plc.

(B) The Issuer proposes to issue HUF 3,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006 (the "**Notes**") (to be consolidated and form a single series with the existing HUF 10,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006 issued on 6 June 2003 and on 21 August 2003) and the Managers wish to subscribe such Notes.

It is agreed as follows:

1 Appointment

In accordance with Clause 13.3 of the Distribution Agreement, the Issuer appoints those of the Managers who are not Dealers (the "**New Dealers**") as Dealers under the Distribution Agreement for the purposes of the issue of the Notes only and not for any other Tranche or Series under the Distribution Agreement. Each New Dealer accepts its appointment under the Distribution Agreement and as such each New Dealer is hereby vested with all the authority, rights, powers, duties and obligations of a Dealer under the Distribution Agreement as if each New Dealer had originally been named a Dealer in the Distribution Agreement, as set out in Clause 13.3 thereof. This Agreement shall, in relation to each New Dealer, be deemed to constitute such New Dealer's confirmation and agreement to perform and comply with the duties and obligations assumed by it under the Distribution Agreement on the terms set out in this Agreement.

2 Issue of the Notes

2.1 Distribution Agreement: The Notes shall be issued pursuant to Clause 2.2 of the Distribution Agreement and on the terms of Clauses 3, 5 to 10 (but not 9.1), 12, 13.3, 14, 16 and 17 of the Distribution Agreement as modified by this Agreement. Unless otherwise defined in this Agreement, terms defined in the Distribution Agreement shall have the same meaning in this Agreement. References in the Distribution Agreement to "**Notes**" and "**Dealers**" shall be construed as references to the Notes and the Managers, respectively,

for the purposes of this Agreement. For the purposes of Clause 5.4 of the Distribution Agreement, TD Securities shall act as the Stabilising Agent and in Clauses 9.2, 9.3 and 14.3 of the Distribution Agreement references to the Lead Manager shall be deemed to be references to TD Securities.

2.2 **The Notes:** The Notes shall be in the form and have the terms set out in Schedule 2 to the Agency Agreement as supplemented by the Pricing Supplement (the "**Pricing Supplement**") dated the date of this Agreement relating to the Notes which the Issuer confirms it has prepared and copies of which it authorises the Managers to distribute in connection with the offering and sale of the Notes.

2.3 **Agreement to Issue**: Subject to the terms and conditions of this Agreement, the Issuer agrees to issue the Notes to the Managers (or to such persons as TD Securities on behalf of the Managers may direct), and the Managers jointly and severally agree to purchase the Notes on 4 September 2003 (the "**Closing Date**") or such later date not later than 14 days after the Closing Date as the Issuer and TD Securities on behalf of the Managers may agree (the "**Issue Date**"). The Notes shall be issued at 95.445 per cent. of their nominal amount plus 90 days' accrued interest in respect of the period from and including 6 June 2003 to but excluding 4 September 2003 (the "**Issue Price**"), less a concession (the "**Selling Concession**") of 1.1875 per cent. of the nominal amount of the Notes and a combined management and underwriting commission (the "**Commission**") of 0.1875 per cent. of the nominal amount of the Notes plus accrued interest, if any, on the Notes from the Closing Date to the Issue Date.

2.4 **Publicity:** The Issuer confirms the arrangements made on its behalf by TD Securities for announcements in respect of the Notes to be published on such dates and in such newspapers or other publications as it may agree with TD Securities.

3 Modifications to the Distribution Agreement

3.1 **Stabilisation:** TD Securities may to the extent permitted by applicable laws, over-allot and effect transactions in any over-the-counter market or otherwise in connection with the distribution of the Notes with a view to supporting the market price of the Notes at levels higher than those which might otherwise prevail in the open market, but in doing so, TD Securities shall not act as agent of the Issuer and any loss resulting from over-allotment and stabilisation shall be borne, and any profit arising from them shall be beneficially retained, by TD Securities.

3.2 **Stabilisation Information:** The Issuer has been informed of the existence of the FSA stabilisation guidance contained in section MAR2 Ann 2G of the FSA Handbook (the handbook of rules and guidance issued by the Financial Services Authority).

4 Agreement by the Managers

The Managers jointly and severally agree that they shall subscribe the Notes on the Issue Date, all on the terms set out herein.

5 Conditions Precedent

Clause 9.2 of the Distribution Agreement shall apply to the issue and subscription of the Notes.

6 Pre-Closing and Closing

6.1 **Issue of Notes:** At 11:00 a.m. (Budapest time) (or such other time as may be agreed between TD Securities on behalf of the Managers and the Issuer) on 3 September 2003, the Issuer shall issue and deliver to the Managers or their order in such place as TD Securities on behalf of the Managers may reasonably require a Temporary Global Note representing the Notes duly executed and authenticated.

6.2 **Payment:** Against such delivery the Managers shall pay or cause to be paid to the Issuer on the Issue Date the net subscription moneys for the Notes (being the aggregate nominal amount payable for the Notes calculated as the sum of the Issue Price less the relevant Selling Concession and the relevant Commission referred to in Clauses 2 and 7, respectively, from which sum shall be deducted the amount payable to TD Securities under Clause 8). Such payment shall be made by the Common Depositary on behalf of the Managers, in HUF in immediately available funds to such HUF account in Budapest as shall be notified by the Issuer to TD Securities on behalf of the Managers, evidence of such payment taking the form of a confirmation by the Common Depositary that it has made the relevant payment to the Issuer.

7 Commission

The Issuer shall pay to the Managers the Commission of 0.1875 per cent. of the nominal amount of the Notes. Such Commission and the Selling Concession referred to in Clause 2 shall be deducted from the subscription moneys by the Managers prior to payment to the Issuer.

8 Expenses

The Issuer and TD Securities have made a separate agreement as to the costs and expenses in connection with the issue of the Notes.

9 Communications

The telephone number, fax number, address and designated person of TD Securities for the purposes of Clause 14 of the Distribution Agreement are:

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

Telephone No:	+44 20 7448 2262
Fax:	+44 20 7628 1054
Attention:	Head, Origination & Syndication Desk

10 Selling Restrictions

10.1 For the purposes of paragraph 3.2 and 3.3 of Schedule B to the Distribution Agreement, the applicable TEFRA exemption is the D Rules.

10.2 The following selling restrictions shall apply in addition to the selling restrictions contained in paragraph 5 of Schedule B to the Distribution Agreement.

The Netherlands: Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different states that are a party to the Agreement on the European Economic Area;

(b) 60% or more of the Notes is placed in one or more states other than the state where the Issuer is established according to its constitutional documents;

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of the Annex I to Directive nr. 2000/12/EC.

Each Manager represents and agrees that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

Hungary: Each Manager acknowledges that no permit of the Hungarian Financial Supervisory Authority has been obtained and represents, warrants and agrees that it has not offered, sold or delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

11 Governing Law

11.1 This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

11.2 **Jurisdiction:** The competent courts of Amsterdam, the Netherlands are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**") may be brought in such courts. These submissions are made for the benefit of each of the parties and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction.

12 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

This Agreement has been entered into on the date stated at the beginning.

The Issuer:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

By:

The Managers:

THE TORONTO-DOMINION BANK

By:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)
DEUTSCHE BANK AG LONDON
KBC BANK NV
Each by its duly authorised attorney:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 639A
TRANCHE NO: 2

USD 100,000,000 2.125 per cent. Notes 2003 due 2006 to be consolidated, and form a single series with the USD 300,000,000 2.125 per cent. Notes 2003 due 2006

Issue Price: 100.032 per cent.

UBS Investment Bank

The date of this Pricing Supplement is 2 September 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

In July 2003 Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank for Euro 415,000,000. FGH is a real estate bank which is specialised in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	639A
	(ii)	Tranche Number:	2
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the USD 300,000,000 2.125 per cent. Notes 2003 due 2006 issued on 20 March 2003 under Series Number 639A, Tranche 1, details of which are included in a Pricing Supplement dated 19 March 2003 (the "**Original Notes**").
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 400,000,000
	(ii)	Tranche:	USD 100,000,000
5	(i)	Issue Price:	100.032 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 99,625,055.56 (including 164 days accrued interest)
6	Specified Denominations:		USD 1,000; USD 10,000 and USD 100,000
7	(i)	Issue Date:	4 September 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	20 March 2003
8	Maturity Date:		20 March 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 March in each year commencing on 20 March 2004 and ending on 20 March 2006
	(iii)	Fixed Coupon Amount(s):	USD 21.25 on each denomination of USD 1,000; USD 212.50 on each denomination of USD10,000; and USD 2,125.00 on each denomination of USD 100,000
	(iv)	Broken Amount:	Not applicable.
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be 16 October 2003 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in bearer from as more fully described in the Offering Circular. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Isssue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not applicable.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Manager's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	UBS Limited
36		Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	Until the Notes are consolidated and form a single series, the Notes will have a temporary ISIN Code XS0175758480. Thereafter the ISIN Code will be XS0164759713
38	Common Code:	Until the Notes are consolidated and form a single series, the Notes will have a temporary Common Code 017575848. Thereafter the Common Code will be 016475971
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable

40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.923567 producing a sum of (for Notes not denominated in Euro):	EUR 92,356,700
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	2 September 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised signatory

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 833A
TRANCHE NO: 1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) (the "Issuer")

USD 15,000,000 Fixed to Floating Rate Target Redemption Notes due 5 September, 2013 (the "Notes")

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 3 September, 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in Clause 36 of this Pricing Supplement.

In July 2003 Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank for Euro 415,000,000. FGH is a real estate bank which is specialised in commercial real estate financing.

Except as disclosed in this document there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 July, 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	833A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("USD")
4.	Aggregate Nominal Amount:	USD 15,000,000
	(i) Series:	USD 15,000,000
	(ii) Tranche:	USD 15,000,000
5.	(i) Issue Price:	100.00 per cent of the Aggregate Nominal Amount
	(ii) Net proceeds:	Not Applicable
6.	Specified Denominations:	USD 10,000
7.	(i) Issue Date:	5 September, 2003
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	5 September, 2013 or the Early Redemption Date (as the case may be)
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Fixed Rate changing into Floating Rate (further particulars specified below in items 17 and 18)
11.	Redemption/Payment Basis:	Other (further particulars specified in item 24)
12.	Change of Interest or Redemption/Payment Basis	(a) For each Interest Period in the period from (and including) 5 September, 2003 to (but excluding) 5 September, 2004 (the "Fixed Rate Interest Period") the Notes shall bear interest on a Fixed Rate Interest Basis; and (b) For each Interest Period in the period from (and including) 5 September, 2004 to (but excluding) 5 September, 2013 or the Early Redemption Date (as the case may be) (the "Floating Rate Interest Period") the Notes shall bear interest on a Floating Rate Interest Basis.
13.	Put/Call Options:	Not Applicable
14.	Status of the Notes:	Senior
15.	Listing:	None
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Applicable for the Fixed Rate Interest Period
	(i) Rate(s) of Interest:	11.25 per cent per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	5 March, 2004 and 5 September, 2004

(iii)	Fixed Coupon Amount(s):	USD 562.50 per USD 10,000 Specified Denomination in nominal amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1 (a)):	30/360
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18.	**Floating Rate Provisions**	Applicable for the Floating Rate Interest Period
(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest on the Notes shall be payable semi-annually on 5 March and 5 September in each year from (and including) 5 March, 2005 to (and including) 5 September, 2013 or the Early Redemption Date (as the case may be) (as defined below)
(ii)	Business Day Convention:	Not Applicable
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination.

The Rate of Interest for each Interest period shall be determined by the Calculation Agent in accordance with the following formula:

[10.00 per cent. – (2 x 6 month USD LIBOR)]

subject to a Minimum Rate of Interest (as defined in item 18(x) and a Guaranteed Sum of Coupon Payments (as defined below).

Where:

"Guaranteed Sum of Coupons Payments" shall mean 15.00 per cent. of the Aggregate Principal Amount of the Notes.

Should the Total Sum of Coupon Payments (as defined below), at any time prior to the Maturity Date, otherwise equal or exceed the Guaranteed Sum of Coupon Payments, the Notes shall be redeemed, in whole but not in part, on the next Specified Interest Payment Date ("Early Redemption Date") at the Early Redemption Amount (as defined below). No interest shall be paid in respect of the period preceding the Early Redemption Date.

Should the Total Sum of Coupon Payments on the Maturity Date exceed the Guaranteed Sum of Coupon Payments, the Notes shall be redeemed at the Early Redemption Amount and no interest shall be paid in respect of the period preceding the Maturity Date.

"**Total Sum of Coupon Payments**" means the cumulative total of the Interest Amounts paid in respect of each Interest Period (as defined below), expressed as a percentage of the Aggregate Principal Amount of the Notes.

"**Early Redemption Amount**" in respect of each Note shall mean:

[100.00 per cent. + (15.00 per cent. – Total Sum of Coupon Payments)] x USD 10,000 Specified Denomination

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

(v)	Interest Period Date(s):	Specified Interest Payment Dates
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	"Calculation Agent" shall mean Merrill Lynch Capital Services, Inc The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders. All determinations and calculations shall be made by the Calculation Agent in its sole discretion, in good faith, acting reasonably and on an arms-length basis. All such calculations so made shall be final and binding (save in case of a manifest error) on the Issuer and the Noteholders. The Calculation Agent shall have no liability in relation to such determinations or calculations provided herein, except in the case of wilful default or bad faith.
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
—	Relevant Time:	11.00 a.m. London time
—	Interest Determination Date:	The tenth (10) London business day prior to the relevant Interest Payment Date.
—	Primary Source for Floating Rate:	Moneyline Telerate Page 3750
—	Reference Banks (if Primary Source is 'Reference Banks'):	Not Applicable
—	Relevant Financial Centre:	London
—	Benchmark:	6 month USD LIBOR "6 month USD LIBOR" means the rate of deposits in USD for a period of 6 months which appears on Moneyline Telerate page 3750 as of 11.00 a.m., London time on the Interest Determination Date (as defined above).

	—	Representative Amount:	Not Applicable
	—	Effective Date:	Not Applicable
	—	Specified Duration:	Not Applicable
	(viii)	ISDA Determination (Condition 1(a)):	
	—	Floating Rate Option:	Not Applicable
	—	Designated Maturity:	Not Applicable
	—	Reset Date:	Not Applicable
	—	ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Zero per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19.	**Zero Coupon Note Provisions**		Not Applicable
20.	**Index Linked Interest Note Provisions**		Not Applicable
21.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Unless the Notes have been or are redeemed as described in item 18, the Final Redemption Amount in respect of each Note of a Specified Denomination, payable on the Maturity Date shall be determined by the Calculation Agent in accordance with the following formula rate: [100.00 per cent.+ (15.00 per cent. – Total Sum of Coupons)] x USD 10,000 Specified Denomination Where: **"Total Sum of Coupons"** means the cumulative total of the Interest Amounts paid in respect of each Interest Period (as defined in item 18(iv)), expressed as a percentage of the Aggregate Principal Amount

		of the Notes.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	For the Fixed Rate Interest Period the Conditions apply For the Floating Rate Interest Period the amount payable on redemption shall be determined by the Calculation Agent in accordance with the Early Redemption Amount as defined in item 18(iv).
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders

		may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of Dealer:	Merrill Lynch International
36.	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0174887249
38.	Common Code:	17488724
39.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	Not Applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Not Applicable

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.899371, producing a sum of (for Notes not denominated in Euro):	Euro 13,490,565
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V:	Not Applicable
45.	Date of Pricing Supplement:	3 September, 2003
46.	Date of Base Offering Circular:	27 September, 2002

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 839A

TRANCHE NO: 1

USD 28,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 29 August 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	839A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 28,000,000
	(ii)	Tranche:	USD 28,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 28,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		3 September 2003
8	Maturity Date:		The earlier of the Early Redemption Date (as defined in item 33 below) and 3 September 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		See item 20 below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 20 below
13	Put/Call Options:		Not Applicable (subject to item 33 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	10.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 3 September 2004.

In respect of each Interest Period (which, for purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 3 September 2004 to but excluding the Maturity Date, the Rate of Interest applicable to the Notes payable semi-annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula:

10.00 per cent. – (2 x USD LIBOR)

Provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in item 33 below) has occurred

where:

"**USD LIBOR**" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 at 11.00 a.m. London time on the relevant Interest Determination Date.

If such rate does not appear on the Moneyline Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at the time and day designated above in respect of the relevant Interest Period, the Determination Agent shall determine the rate by requesting the principal London office of each of four major banks in the London Interbank market to provide a quotation for the rate at which deposits in USD were offered to prime banks in the London Interbank market for a period of six months at approximately 11:00 a.m. London time on the relevant Interest Determination Date in an amount that is representative for a single transaction in the London Interbank market at such time.

		If at least two such quotations are provided, the rate shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Determination Agent, at approximately 11:00 a.m., New York time, on such day for loans in USD to leading European banks for a period of six months in an amount that is representative for a single transaction in the New York market at such time. *Provided that* if an Early Redemption Event (as defined in item 33 below) occurs, the amount of interest payable in respect of an Interest Period shall be limited to the Final Interest Amount. "**Determination Agent**" means Morgan Stanley Capital Services, Inc. "**Interest Determination Date**" in respect of any Interest Period means the fifth London Business Day preceding the last day of such Interest Period "**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London
(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Specified Period(s)/Specified Interest Payment Dates:	3 March and 3 September in each year, commencing on 3 March 2004 up to and including the earlier of the Maturity Date and the Early Redemption Date (as defined in item 33 below)
(v)	Business Day Convention:	Not Applicable
(vi)	Additional Business Centre(s) (Condition 1(a)):	London
(vii)	Minimum Rate of Interest:	0.00 per cent. per annum
(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Day Count Fraction (Condition 1(a)):	30/360
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. **Mandatory Early Redemption by Issuer** If an Early Redemption Event occurs, the Notes shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount will be limited to the Final Interest Amount, as described in item 20(i) and in this item 33)

An "**Early Redemption Event**" shall occur if, on any Interest Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 13.00 per cent. of the Aggregate Nominal Amount of the Notes

"**Early Redemption Date**" means the first Interest Payment Date following the occurrence of an Early Redemption Event

"**Early Redemption Amount**" means the nominal amount of each Note plus the Final Interest Amount

"**Final Interest Amount**" means in respect of each Note, an amount equal to 13.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods ending prior to and excluding the Early Redemption Date

The Calculation Agent shall notify the Issuer and the Issuer shall notify the Paying Agents and the Noteholders of any such Early Redemption Event two Business Days prior to the Early Redemption Date

"**Business Day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London and New York

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Issuer shall pay the Additional Interest Amount on the Maturity Date

"**Additional Interest Amount**" means in respect of each Note, an amount equal to 13.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods ending prior to and excluding the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Note will be an amount equal to 13.00 per cent. of the nominal amount of each Note

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0174887165
38	Common Code:	017488716
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.923567 producing a sum of:	Euro 25,859,876
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	29 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 840A
TRANCHE NO: 1
USD 10,000,000 Fixed Rate Step-Up Notes due 2010

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 29 August 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	840A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 10,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		3 September 2003
8	Maturity Date:		3 September 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (see item 22 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.125 per cent. per annum in respect of the period beginning on and including the Issue Date to but excluding 3 September 2004; 4.250 per cent. per annum in respect of the period beginning on and including 3 September 2004 to but excluding 3 September 2005;

		4.375 per cent. per annum in respect of the period beginning on and including 3 September 2005 to but excluding 3 September 2006;
		4.500 per cent. per annum in respect of the period beginning on and including 3 September 2006 to but excluding 3 September 2007;
		5.000 per cent. per annum in respect of the period beginning on and including 3 September 2007 to but excluding 3 September 2008;
		5.500 per cent. per annum in respect of the period beginning on and including 3 September 2008 to but excluding 3 September 2009; and
		6.000 per cent. per annum in respect of the period beginning on and including 3 September 2009 to but excluding the Maturity Date
(ii)	Interest Payment Date(s):	3 March and 3 September in each year commencing on 3 March 2004 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified. There will be no adjustment for Interest accrual purposes if the relevant Interest Payment Date is adjusted in accordance with the Business Day Convention specified below
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Fixed Coupon Amounts:	Not Applicable
(v)	Broken Amount:	Not Applicable
(vi)	Day Count Fraction (Condition 1(a)):	30/360
(vii)	Determination Date(s) (Condition 1(a)):	Not Applicable
(viii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	3 March and 3 September in each year commencing on 3 March 2004 and ending on 3 March 2010 subject to adjustment in accordance with the Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the

		Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0174583533
38	Common Code:	017458353
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.881987 producing a sum of:	Euro 8,819,870
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	29 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 837A

TRANCHE NO: 1
USD 40,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 27 August 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	837A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 40,000,000
	(ii)	Tranche:	USD 40,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 40,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		28 August 2003
8	Maturity Date:		The earlier of the Early Redemption Date (as defined in item 33 below) and 28 August 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Index-Linked (see item 20 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 20 below
13	Put/Call Options:		Not Applicable (subject to item 33 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	10.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 28 August 2004. In respect of each Interest Period (which, for

purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) during the period from and including 28 August 2004 to but excluding the Maturity Date, the Rate of Interest applicable to the Notes payable semi-annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula:

10.00 per cent. – (2 x USD LIBOR)

Provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in item 33 below) has occurred

where :

"**USD LIBOR**" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London Interbank market) at 11.00 a.m. London time on the relevant Interest Determination Date.

If such Relevant Rate does not appear on the Moneyline Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at the time and day designated above in respect of the relevant Interest Period, the Determination Agent shall determine the Relevant Rate by requesting the principal London office of each of four major banks in the London Interbank market to provide a quotation for the rate at which deposits in US$ were offered to prime banks in the London Interbank market for a period of six months at approximately 11:00 a.m. London time on the relevant Interest Determination Date in an amount that is representative for a single transaction in the

London Interbank market at such time

If at least two such quotations are provided, the Relevant Rate shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the Relevant Rate shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Determination Agent, at approximately 11:00 a.m., New York time, on such day for loans in US$ to leading European banks for a period of six months in an amount that is representative for a single transaction in the New York market at such time

Provided that if an Early Redemption Event (as defined in item 33 below) occurs, the amount of interest payable in respect of an Interest Period shall be limited to the Final Interest Amount

"**Determination Agent**" means Goldman Sachs Capital Markets

"**Interest Determination Date**" in respect of any Interest Period means the fifth London Business Day preceding the last day of such Interest Period

"**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Specified Period(s)/Specified Interest Payment Dates:	28 February and 28 August in each year, commencing on 28 February 2004 up to and including the earlier of the Maturity Date and the Early Redemption Date (as defined in item 33 below)
(v)	Business Day Convention:	Not Applicable
(vi)	Additional Business Centre(s) (Condition 1(a)):	London
(vii)	Minimum Rate of Interest:	0.00 per cent. per annum

	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction (Condition 1(a)):	30/360
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100 per cent. of the Aggregate nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. **Mandatory Early Redemption by Issuer** If an Early Redemption Event occurs, the Notes shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount will be limited to the Final Interest Amount, as described in item 20(i) and in this item 33)

An "**Early Redemption Event**" shall occur if, on any Interest Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 12.00 per cent. of the Aggregate Nominal Amount of the Notes

"**Early Redemption Date**" means the first Interest Payment Date following the occurrence of an Early Redemption Event

"**Early Redemption Amount**" means in respect of each Note of the Specified Denomination, an amount equal to US$1,000 plus the Final Interest Amount

"**Final Interest Amount**" means in respect of each Note, an amount equal to 12.00 per cent. of its nominal amount minus the sum of all Interest Amounts for the Interest Periods ending prior to and excluding the Early Redemption Date

The Calculation Agent shall notify the Issuer and the Issuer shall notify the Paying Agents and the Noteholders of any such early redemption two Business Days prior to the Early Redemption Date

"**Business Day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London and New York

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Issuer shall pay the Additional Interest Amount on the Maturity Date

			"**Additional Interest Amount**" means in respect of each Note, an amount equal to 12.00 per cent. of its nominal amount minus the sum of all Interest Amounts for the Interest Periods ending prior to (and excluding) the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Note will be an amount equal to 12.00 per cent. of the nominal amount of each Note

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:		Morgan Stanley & Co. International Limited
36	Additional selling restrictions:		**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0174495910
38	Common Code:	017449591
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman Sachs Capital Markets as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.881987 producing a sum of:	Euro 35,279,480
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	27 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 838A TRANCHE NO: 1

EUR 10,000,000 Periodically Capped Floating Rate Notes due 29 August, 2008

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 27 August, 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Please find an additional Dutch selling restriction in item 36 of this Pricing Supplement

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

In July 2003 Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank for Euro 415,000,000. FGH is a real estate bank which is specialised in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	838A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		29 August, 2003
8	Maturity Date:		29 August, 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below in item 18)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest shall be payable semi-annually, in arrear, on 29th February and 29th August in each year from (and including) 29 February, 2004 to (and including) 29 August, 2008; each subject to adjustment in accordance with the Business Day Convention specified below in item 18(ii).

(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest applicable for each Interest Period shall be determined in accordance with the following: 6 month EUR EURIBOR + 0.28 per cent. per annum provided that the value of the relevant Rate of Interest shall not be higher by more than 25 basis points than the set value of the Rate of Interest taken on the previous Interest Determination Date.
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
	– Relevant Time:	11.00 a.m., Central European Time ("C.E.T").
	– Interest Determination Date:	The second TARGET Business Day prior to the start of each Interest Period
	– Primary Source for Floating Rate:	Reuters Screen Page EURIBOR01 **"Reuters Screen"** shall mean, when used in connection with any designated page, the display page so designated on the Reuters Money Market Rate Services or such other services or service as may be nominated as the information vendor for the purpose of displaying the specific page on that service or such other page as may replace that page on that service or such other service, in all cases for the purposes of displaying comparable rates in succession thereto. **"Reuters Screen Page EURIBOR01"** means the display page EURIBOR01 on the Reuters Screen (or such other page as may replace that page on that service for the purpose of displaying the EURIBOR and rates).

		– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		– Relevant Financial Centre:	Not Applicable
		– Benchmark:	6 month EUR EURIBOR, which is the EUR deposit rate for a period of 6 months as quoted on Reuters Screen Page EURIBOR01 under the relevant caption at approximately 11.00 a.m., C.E.T., on the Interest Determination Date (as defined above)
		– Representative Amount:	Not Applicable
		– Effective Date:	Not Applicable
		– Specified Duration:	6 month
	(viii)	ISDA Determination (Condition 1(a)):	
		– Floating Rate Option:	Not Applicable
		– Designated Maturity:	Not Applicable
		– Reset Date:	Not Applicable
		– ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(ix)	Margin(s):	+ 0.28 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	Actual/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or Permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes, in the limited circumstances specified in the Permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: If any date of payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such day of payment shall be brought forward to the immediately preceding business day nor any interest or other sum in respect of such postponed payment.

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Merrill Lynch International
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.'

OPERATIONAL INFORMATION

37	ISIN Code:	XS0174726587
38	Common Code:	17472658
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Principal Paying Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	27 August, 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 793A TRANCHE NO: 1
EUR122,500,000 Fixed Rate to Equity Linked Bonds due 8 August 2013

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 August 2003.

This Pricing Supplement, under which the Bonds described herein (the "Bonds") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "Offering Circular") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT THE RETURN OF INTEREST THEREON IS LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by a third party entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) That the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) That (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) That the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depositary, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) That the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that, in the event of any loss of principal, neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) That the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) That no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) That in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the

Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

The Issuer and the Calculation Agent will not be liable for the poor performance or default of any additional basket constituents or the impact on the return of the Bonds where the Issuer and the Calculation Agent have acted in good faith and without negligence or wilful default.

1		Issuer:	Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	793A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euros ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR122,500,000
	(ii)	Tranche:	EUR122,500,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR122,500,000
6	Specified Denominations:		EUR10,000
7	Issue Date:		8 August 2003
8	Maturity Date:		8 August 2013
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Fixed Rate to Index linked to a Basket of Shares (see further particulars in clause 20 below and the Annex attached hereto)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Bonds:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**		Applicable, from and including 8 August 2003 to but excluding 8 August 2005
	(i)	Rate of Interest:	5.50 per cent, per annum payable annually

	(ii)	Interest Payment Dates:	8 August 2004 and 8 August 2005
	(iii)	Fixed Coupon Amounts:	EUR550 per EUR10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Modified Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amounts payable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Bond Provisions**		Not Applicable
20	**Index Linked Interest Bond Provisions**		Applicable, from and including 8 August 2005 to but excluding the Maturity Date
	i)	Index/Formula:	Indexed to a Basket of Shares as further described in the Annex attached hereto
	ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas
	iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	As described in the Annex attached hereto
	iv)	Specified Period(s)/Specified Interest Payment Dates:	8 August in each year, from and including 8 August 2006 to ad including 8 August 2013
	v)	Business Day Convention:	Modified Following Business Day Convention, but without adjustment to the amount of interest payable
	vi)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	vii)	Minimum Rate of Interest:	Not Applicable
	viii)	Maximum Rate of Interest:	Not Applicable
	ix)	Day Count Fraction (Condition1(a)):	30/360
21	**Dual Currency Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount**	Nominal Amount
25		**Early Redemption Amount**	Applicable
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In the event of the Bonds becoming due and payable for taxation reasons or on event of default (of the Issuer, as per Condition 7c) or Condition 11) on or after the Issue Date but prior to the Maturity Date then the Early Redemption Amount in respect of the Bonds shall be such amount as shall be determined by the Calculation Agent in its absolute discretion which would have the effect of preserving for the Bondholders the economic equivalent of the obligations of the Issuer to make payments of interest and/or principal in respect of the Bonds which would otherwise have fallen due after such due date for redemption.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26		**Form of Bonds:**	**Bearer Bonds**
	(i)	Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No

29		Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30		Details relating to Instalment Bonds:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	BNP PARIBAS
36		Additional selling restrictions:	The Netherlands: 'The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with.'

OPERATIONAL INFORMATION

37	ISIN Code:	XS0173223891
38	Common Code:	017322389
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP PARIBAS as Calculation Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro • for USD1 producing a sum of (for Bonds not denominated in Euro):	Not Applicable
44	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

ANNEX

Indexed Bond Provisions

Index/Formula: The interest amounts payable shall determined by the Calculation Agent in its sole discretion in accordance with the following provisions:

$$\text{Max}\left(0\%, \frac{1}{18} \times \sum_{i=1}^{18} \text{Min}\left(\frac{\text{Sharei(t)}}{\text{Sharei(0)}} - 1 \; ; \; 10\%\right)\right)$$

Share i(0) means the official Closing Price of Share_i on 25 July 2003 (as defined in the table below)

Share i(t) is the official Closing Price of the Share_i on the Valuation Date(t) ; **provided however that if such Closing Price on the corresponding or any preceding Anniversary Date(t) has been greater than or equal to 110% of Sharei(0) then Sharei(t) will be deemed to be 110% of Sharei(0).**

Definitions:

"Anniversary Date(t)" means 25 July in each year, from and including 25 July 2004 to and including 25 July 2013;

"Calculation Agent" means BNP Paribas Arbitrage SNC;

"Closing Price" means in relation to each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent, provided that if such price of the Share is not so quoted on that day (other than by reason of a Market Disruption Event), then the Closing Price shall be equal to an estimate of the closing price of the Share on such date as determined by the Calculation Agent, in its sole discretion, by reference to such factors and source(s) as it shall determine to be appropriate;

"**Exchange"** means in relation to each Share, the Stock Exchange identified as such in Table 1 below, or any successor to such exchange or, if such exchange ceases to list or otherwise include the Share, any other exchange on which the Shares of the Reference Company are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"**Exchange Business Day**" means a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange with respect to Share_i other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Market Disruption Event**" means, in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) the Share on the Exchange; or

(ii) any options contracts or futures contracts relating to the Share on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 15 of the occurrence on the Valuation Date of a Market Disruption Event.

"**Reference Company**" means each company detailed as such in Table 1 below.

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to any Share are traded.

"**Share" or "Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as identified in Table 1 below (where "i" is a number from 1 to 18 as set out in Table 1).

"**Valuation Date(t)**" means 25 July in each year from and including 25 July 2006 to and including 25 July 2013, provided that if any such day is not an Exchange Business Day with respect to any Share, such Valuation Date in respect of such Share only will be the first succeeding day which is an Exchange Business Day with respect to such Share$_i$ and further provided that there is no Market Disruption Event on that day. If the Calculation Agent determines, in its sole discretion, that on such Valuation Date a Market Disruption Event has occurred, then such Valuation Date shall be postponed until the next Exchange Business Day with respect to the affected Share$_i$ or Shares only on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if such Valuation Date has not occurred on or prior to the fifth Exchange Business Day following the originally designated Valuation Date, then the Calculation Agent shall determine the Closing Price in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day.

For the avoidance of doubt, the Valuation Date will only be postponed as described above in respect of the Share or Shares to which the non-Exchange Business Day or Market Disruption Event is applicable and the Valuation Date for Shares not affected in this way will be the originally designated Valuation Date.

Table 1

Reference Company	Bloomberg Code	Country of Reference Company	Sharei(0) (25 July 2003)	Relevant Exchange
1. Daimler Chrysler	DCX GY	Germany	31.39	Xetra
2. ING	INGA NA	Netherlands	16.95	Amsterdam
3. Anglo American	AAL LN	Britain	1069.50	London
4. Schneider	SU FP	France	45.40	Paris
5. Saint Gobain	SGO FP	France	33.10	Paris
6. Hennes & Mauritz	HMB SS	Sweden	178.50	Stockholm
7. Philips	PHIA NA	Netherlands	17.92	Amsterdam
8. Nestle	NESN VX	Switzerland	273.50	Virt-x
9. BASF	BAS GY	Germany	40.39	Xetra
10. EON	EOA GY	Germany	45.95	Xetra
11. HSBC	HSBA LN	Britain	747.50	London
12. Nokia	NOK1V FH	Finland	13.02	Helsinki
13. Carrefour	CA FP	France	41.05	Paris
14. Glaxosmithkline	GSK LN	Britain	1215.00	London
15. Vivendi Universal	EX FP	France	15.90	Paris
16. Vodafone	VOD LN	Britain	118.75	London
17. BP Group	BP LN	Britain	416.00	London
18. Fortis Netherlands	FORA NA	Netherlands	15.35	Amsterdam

Potential Adjustment Event, Merger Event, Nationalisation and Insolvency
"**Potential Adjustment Event**" means in relation to each Share any of the following:

(i) a subdivision, consolidation or reclassification of Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Following the declaration by a Reference Company of the terms of any Potential Adjustment Event, the Calculation Agent will, in its sole and absolute discretion, determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) calculate the corresponding adjustment, if any, to be made to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 15, stating the adjustment to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

Insolvency" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) all the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of the Shares become legally prohibited from transferring them.

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares.

"**Merger Event**" means any (i) reclassification or change of any of the Shares that results in a transfer of or an irrevocable commitment to transfer all the outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the

Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than the Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the final Valuation Date.

"**Nationalisation**" means that all the Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Merger Event, Nationalisation or Insolvency occurs in relation to a Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Bonds (including, without limitation, the selection of additional basket constituents from the same sector and continent and with a credit rating of no worse than the credit rating of the relevant Reference Company as at the Issuer Date, which due to the adjustment is removed from the basket, to ensure that, as a result of two or more of the original basket constituents merging with each other or otherwise, the number of basket constituents will never be less than 18) to account for the Merger Event, Nationalisation or Insolvency, as the case may be, and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Merger Event, Nationalisation or Insolvency made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bond early by giving notice to Bondholder in accordance with Condition 15. If the Bond is so redeemed the Issuer will pay an amount to the Bondholder or transfer a number of Shares to the Bondholder which amount or number of Shares, as the case may be, shall represent the fair market value of the Bond taking into account the Merger Event, Nationalisation or Insolvency, as the case may be, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 15 and any transfer of Shares shall be made in accordance with the provisions herein.

Upon the occurrence of a Merger Event, Nationalisation or Insolvency, the Calculation Agent shall give notice as soon as practicable to the Bondholder in accordance with Condition 15 stating the occurrence of the Merger Event, Nationalisation or Insolvency, as the case may be, giving details thereof and the action proposed to be taken in relation thereto.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 794A TRANCHE NO: 1
EUR20,000,000 Fixed Rate to Equity Linked Bonds due 8 August 2013

Issue Price: 100 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 August 2003.

This Pricing Supplement, under which the Bonds described herein (the "Bonds") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "Offering Circular") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT THE RETURN OF INTEREST THEREON IS LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by a third party entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) That the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) That (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) That the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depositary, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) That the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that, in the event of any loss of principal, neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) That the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) That no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) That in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the

Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

The Issuer and the Calculation Agent will not be liable for the poor performance or default of any additional basket constituents or the impact on the return of the Bonds where the Issuer and the Calculation Agent have acted in good faith and without negligence or wilful default.

1	Issuer:	Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	794A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euros ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR20,000,000
	(ii) Tranche:	EUR20,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR20,000,000
6	Specified Denominations:	EUR10,000
7	Issue Date:	8 August 2003
8	Maturity Date:	8 August 2013
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Fixed Rate to Index linked to a Basket of Shares (see further particulars in clause 20 below and the Annex attached hereto)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Bonds:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**	Applicable, from and including 8 August 2003 to but excluding 8 August 2005
	(i) Rate of Interest:	5.50 per cent, per annum payable annually

	(ii)	Interest Payment Dates:	8 August 2004 and 8 August 2005
	(iii)	Fixed Coupon Amounts:	EUR550 per EUR10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Modified Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amounts payable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Bond Provisions**		Not Applicable
20	**Index Linked Interest Bond Provisions**		Applicable, from and including 8 August 2005 to but excluding the Maturity Date
	i)	Index/Formula:	Indexed to a Basket of Shares as further described in the Annex attached hereto
	ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas
	iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	As described in the Annex attached hereto
	iv)	Specified Period(s)/Specified Interest Payment Dates:	8 August in each year, from and including 8 August 2006 to ad including 8 August 2013
	v)	Business Day Convention:	Modified Following Business Day Convention, but without adjustment to the amount of interest payable
	vi)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	vii)	Minimum Rate of Interest:	Not Applicable
	viii)	Maximum Rate of Interest:	Not Applicable
	ix)	Day Count Fraction (Condition1(a)):	30/360
21	**Dual Currency Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount**	Nominal Amount
25		**Early Redemption Amount**	Applicable
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In the event of the Bonds becoming due and payable for taxation reasons or on event of default (of the Issuer, as per Condition 7c) or Condition 11) on or after the Issue Date but prior to the Maturity Date then the Early Redemption Amount in respect of the Bonds shall be such amount as shall be determined by the Calculation Agent in its absolute discretion which would have the effect of preserving for the Bondholders the economic equivalent of the obligations of the Issuer to make payments of interest and/or principal in respect of the Bonds which would otherwise have fallen due after such due date for redemption.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26		**Form of Bonds:**	**Bearer Bonds**
	(i)	Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No

29		Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30		Details relating to Instalment Bonds:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	BNP PARIBAS
36		Additional selling restrictions:	The Netherlands: 'The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with.'

OPERATIONAL INFORMATION

37	ISIN Code:	XS0173223206
38	Common Code:	017322320
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP PARIBAS as Calculation Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro • for USD1 producing a sum of (for Bonds not denominated in Euro):	Not Applicable
44	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

Indexed Bond Provisions

Index/Formula: The interest amounts payable shall determined by the Calculation Agent in its sole discretion in accordance with the following provisions:

$$\text{Max}\left(0\%, \frac{1}{17} \times \sum_{i=1}^{17} \text{Min}\left(\frac{\text{Sharei(t)}}{\text{Sharei(0)}} - 1 \; ; \; 10\%\right)\right)$$

Share i(0) means the official Closing Price of Share_i on 25 July 2003 (as defined in the table below)

Share i(t) is the official Closing Price of the Share_i on the Valuation Date(t) ; **provided however that if such Closing Price on the corresponding or any preceding Anniversary Date(t) has been greater than or equal to 110% of Sharei(0) then Sharei(t) will be deemed to be 110% of Sharei(0).**

Definitions:

"Anniversary Date(t)" means 25 July in each year, from and including 25 July 2004 to and including 25 July 2013;

"Calculation Agent" means BNP Paribas Arbitrage SNC;

"Closing Price" means in relation to each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent, provided that if such price of the Share is not so quoted on that day (other than by reason of a Market Disruption Event), then the Closing Price shall be equal to an estimate of the closing price of the Share on such date as determined by the Calculation Agent, in its sole discretion, by reference to such factors and source(s) as it shall determine to be appropriate;

"Exchange" means in relation to each Share, the Stock Exchange identified as such in Table 1 below, or any successor to such exchange or, if such exchange ceases to list or otherwise include the Share, any other exchange on which the Shares of the Reference Company are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"Exchange Business Day" means a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange with respect to Share_i other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"Market Disruption Event" means, in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) the Share on the Exchange; or

(ii) any options contracts or futures contracts relating to the Share on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 15 of the occurrence on the Valuation Date of a Market Disruption Event.

"Reference Company" means each company detailed as such in Table 1 below.

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to any Share are traded.

"**Share" or "Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as identified in Table 1 below (where "i" is a number from 1 to 18 as set out in Table 1).

"**Valuation Date(t)**" means 25 July in each year from and including 25 July 2006 to and including 25 July 2013, provided that if any such day is not an Exchange Business Day with respect to any Share, such Valuation Date in respect of such Share only will be the first succeeding day which is an Exchange Business Day with respect to such Share$_i$ and further provided that there is no Market Disruption Event on that day. If the Calculation Agent determines, in its sole discretion, that on such Valuation Date a Market Disruption Event has occurred, then such Valuation Date shall be postponed until the next Exchange Business Day with respect to the affected Share$_i$ or Shares only on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if such Valuation Date has not occurred on or prior to the fifth Exchange Business Day following the originally designated Valuation Date, then the Calculation Agent shall determine the Closing Price in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day.

For the avoidance of doubt, the Valuation Date will only be postponed as described above in respect of the Share or Shares to which the non-Exchange Business Day or Market Disruption Event is applicable and the Valuation Date for Shares not affected in this way will be the originally designated Valuation Date.

Table 1

Reference Company	Bloomberg Code	Country of Reference Company	Sharei(0) (25 July 2003)	Relevant Exchange
1. Peugeot	*UG FP*	France	**39.34**	Paris
2. ING	*INGA NA*	Netherlands	**16.95**	Amsterdam
3. Air Liquide	*AI FP*	France	**131.70**	Paris
4. Siemens	*SIE GY*	Germany	**49.00**	Xetra
5. Saint Gobain	*SGOB FP*	France	**33.10**	Paris
6. LVMH	*MC FP*	France	**47.39**	Paris
7. Nestle	*NESN VX*	Switzerland	**273.50**	Virt-x
8. BASF	*BAS GY*	Germany	**40.39**	Xetra
9. EON	*EOA GY*	Germany	**45.95**	Xetra
10. HSBC	*HSBA LN*	Britain	**747.50**	London
11. Nokia	*NOK1V FH*	Finland	**13.02**	Helsinki
12. Carrefour	*CA FP*	France	**41.05**	Paris
13. Novartis	*NOVN VX*	Switzerland	**53.05**	Virt-x
14. TF1	*TFI FP*	France	**27.84**	Paris
15. Telecom Italia	*TIT IM*	Italy	**2.3418**	Milan
16. ENI	*ENI IM*	Italy	**13.12**	Milan
17. Fortis	*FORA NA*	Netherlands	**15.35**	Amsterdam

Potential Adjustment Event, Merger Event, Nationalisation and Insolvency
"**Potential Adjustment Event**" means in relation to each Share any of the following:

(i) a subdivision, consolidation or reclassification of Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Following the declaration by a Reference Company of the terms of any Potential Adjustment Event, the Calculation Agent will, in its sole and absolute discretion, determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) calculate the corresponding adjustment, if any, to be made to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 15, stating the adjustment to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

Insolvency" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) all the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of the Shares become legally prohibited from transferring them.

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares.

"**Merger Event**" means any (i) reclassification or change of any of the Shares that results in a transfer of or an irrevocable commitment to transfer all the outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the

Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than the Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the final Valuation Date.

"**Nationalisation**" means that all the Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Merger Event, Nationalisation or Insolvency occurs in relation to a Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Bonds (including, without limitation, the selection of additional basket constituents from the same sector and continent and with a credit rating of no worse than the credit rating of the relevant Reference Company as at the Issuer Date, which due to the adjustment is removed from the basket, to ensure that, as a result of two or more of the original basket constituents merging with each other or otherwise, the number of basket constituents will never be less than 17) to account for the Merger Event, Nationalisation or Insolvency, as the case may be, and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Merger Event, Nationalisation or Insolvency made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bond early by giving notice to Bondholder in accordance with Condition 15. If the Bond is so redeemed the Issuer will pay an amount to the Bondholder or transfer a number of Shares to the Bondholder which amount or number of Shares, as the case may be, shall represent the fair market value of the Bond taking into account the Merger Event, Nationalisation or Insolvency, as the case may be, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 15 and any transfer of Shares shall be made in accordance with the provisions herein.

Upon the occurrence of a Merger Event, Nationalisation or Insolvency, the Calculation Agent shall give notice as soon as practicable to the Bondholder in accordance with Condition 15 stating the occurrence of the Merger Event, Nationalisation or Insolvency, as the case may be, giving details thereof and the action proposed to be taken in relation thereto.

Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than the Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the final Valuation Date.

"**Nationalisation**" means that all the Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Merger Event, Nationalisation or Insolvency occurs in relation to a Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the interest amount and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Bonds (including, without limitation, the selection of additional basket constituents from the same sector and continent and with a credit rating of no worse than the credit rating of the relevant Reference Company as at the Issuer Date, which due to the adjustment is removed from the basket, to ensure that, as a result of two or more of the original basket constituents merging with each other or otherwise, the number of basket constituents will never be less than 18) to account for the Merger Event, Nationalisation or Insolvency, as the case may be, and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Merger Event, Nationalisation or Insolvency made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bond early by giving notice to Bondholder in accordance with Condition 15. If the Bond is so redeemed the Issuer will pay an amount to the Bondholder or transfer a number of Shares to the Bondholder which amount or number of Shares, as the case may be, shall represent the fair market value of the Bond taking into account the Merger Event, Nationalisation or Insolvency, as the case may be, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 15 and any transfer of Shares shall be made in accordance with the provisions herein.

Upon the occurrence of a Merger Event, Nationalisation or Insolvency, the Calculation Agent shall give notice as soon as practicable to the Bondholder in accordance with Condition 15 stating the occurrence of the Merger Event, Nationalisation or Insolvency, as the case may be, giving details thereof and the action proposed to be taken in relation thereto.